Exhibit 99.1

Notice of Special Meeting of Shareholders

Management Information Circular

September 17, 2025

September 17, 2025

Dear Shareholder:

On behalf of the Board of Directors and Management of Electra Battery Materials Corporation (“Electra” or the “Company”), we would like to invite you to attend the special meeting of shareholders (the “Meeting”):

Date:	Wednesday, October 15, 2025

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

The enclosed management proxy circular (the “Circular”) contains information about voting instructions, the business of the meeting, the nominated directors, corporate governance practices and how the Company compensates its executives and directors.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Your participation in the affairs of the Company is important to us. Please take this opportunity to exercise your vote, either at the meeting or by completing and returning your proxy form.

We appreciate your support and we will continue to work for your interests.

“Trent Mell”

Trent Mell
President and Chief Executive Officer

TABLE OF CONTENTS

PART 1: VOTING INFORMATION	3
Who can vote?	3
How to vote?	4
Revoking Your Proxy	7
PART 2: BUSINESS OF THE MEETING	7
1. Number of Directors	8
2. Election of Directors	8
3. Restructuring Transactions	15
4. Control Persons	21
5. Reverse Split of the Common Shares	24
PART 3: ABOUT ELECTRA	28
Corporate Governance Practices	28
Composition and Committees of the Board	28
PART 4: EXECUTIVE COMPENSATION	28
Report of the Compensation, Governance, and Nominating Committee	28
Compensation Discussion and Analysis	29
Risks Associated with Compensation	32
Financial Instruments	33
Performance Chart	33
Summary Compensation	34
Incentive Plan Awards	36
Value Vested or Earned During the Year	37
Pension Benefits	38
Termination and Change of Control Benefits	38
Securities Authorized For Issuance Under Equity Compensation Plans	39
PART 5: DIRECTOR COMPENSATION	40
PART 6: OTHER INFORMATION	42
Indebtedness of Directors and Executive Officers	42
Interest of Certain Persons or Companies in Matters to be Acted Upon	42
Interest of Informed Persons in Material Transactions	42
Management Contracts	42
Other Matters	43
Shareholder Proposals	43
Additional Information	43
Approval of Directors	43

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of ELECTRA BATTERY MATERIALS CORPORATION (the “Company”) will be held on Wednesday, October 15, 2025, at 10:00 a.m. (Toronto time), for the following purposes:

1.	To fix the number of directors of the Company for the ensuing year at seven (7);

2.	To elect directors of the Company for the ensuing year;

3.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of Shareholders to approve a series of transactions involving the Company and certain holders of outstanding convertible notes (the “Restructuring Transactions”), as more particularly described in the accompanying management information circular of the Company dated September 17, 2025 (the “Circular”);

4.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders consenting to the creation of a “Control Person” or “Control Persons” of the Company, as such term is defined in Policy 1.1 – Interpretation of the TSX Venture Exchange, in connection with the Restructuring Transactions, as more particularly described in the Circular;

5.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the articles of the Company to complete a reverse stock split (the “Reverse Split”) of the issued and outstanding common shares (the “Common Shares”) of the Company at a ratio of one (1) post-Reverse Split Common Share for three-and-a-half (3.5) pre-Reverse Split Common Shares, as determined by the Board of Directors of the Company in its sole discretion, if at all, and as more particularly described in the Circular; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Wednesday, October 15, 2025

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

All resolutions require a simple majority of the votes cast at the Meeting, whether in person or by proxy. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy) in respect of that resolution at the Meeting. All resolutions requiring approval by “disinterested shareholders” require the approval of the Shareholders not affected by, or interested in, the matter to be approved, by way of a simple majority of the votes cast by such Shareholders at the Meeting. The resolution to approve the Reverse Split of the Common Shares requires a special resolution, and the text of this special resolution has been provided in the Circular.

The nature of the business to be transacted at the Meeting is described in further detail in the Circular, which forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on September 8, 2025 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario
September 17, 2025

By Order of the Board of Directors,
“Trent Mell”

Trent Mell
President and Chief Executive Officer

MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of Electra Battery Materials Corporation (the “Company” or “Electra”) for use at the special meeting (the “Meeting”) of the holders of common shares of the Company (the “Common Shares” and the holders of the Common Shares, the “Shareholders”) to be held on Wednesday, October 15, 2025 at the time and place and for the purposes outlined in the accompanying Notice of Special Meeting of Shareholders and at any adjournment thereof. Unless otherwise noted, information in this Circular is given as at September 17, 2025.

All Shareholders are strongly encouraged vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Wednesday, October 15, 2025

Time:	10:00 a.m. (Toronto time)

Location:	Cassels Brock & Blackwell LLP, Suite 3200, Bay Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario, M5H 0B4

Solicitation of Proxies

It is expected that the solicitation of proxies will be primarily by mail, however, proxies may also be solicited by the officers, directors and employees of the Company by telephone, electronic mail, telecopier or personally. These persons will receive no compensation for such solicitation other than their regular fees or salaries. The cost of soliciting proxies in connection with the Meeting will be borne directly by the Company.

PART 1: VOTING INFORMATION

Who can vote?

Registered and Non-Registered Shareholders

You have the right to receive notice of and vote at the Meeting, or any adjournment or postponement thereof, if you owned Common Shares of the Company as of the close of business (Toronto time) on September 8, 2025 (the “Record Date”). Each Common Share you own entitles you to one vote in person or by proxy at all meetings of the Shareholders. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

You are a registered Shareholder (a “Registered Shareholder”) if the Common Shares are registered in your name. This means that your name appears in the Shareholders’ register maintained by Electra’s transfer agent, TSX Trust. You are a non-registered (or beneficial) Shareholder (a “Non-Registered Shareholder”) if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

Common Shares outstanding and principal holders of Common Shares

On December 31, 2024, the Company effected a reverse share split of its Common Shares (the “2024 Reverse Split”) on the basis of four (4) pre-2024 Reverse Split Common Shares for every one (1) post-2024 Reverse Split Common Share on the effective date of the 2024 Reverse Split. The 2024 Reverse Split resulted in the number of issued and outstanding Common Shares being reduced from approximately 59.2 million to approximately 14.8 million, on a non-diluted basis. In addition, the exercise price and the number of Common Shares issuable upon the exercise of outstanding stock options (“Options”), Common Share purchase warrants (“Warrants”) and other outstanding convertible securities were proportionately adjusted to reflect the 2024 Reverse Split the Company underwent with the terms of such securities for the holders of such instruments. All equity figures in this Circular are reflected on a post-2024 Reverse Split basis unless otherwise stated.

As of the date hereof, and as of the Record Date, the Company had 17,962,173 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, as of September 17, 2025, no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding Common Shares. Following the closing of the Restructuring Transactions (assuming that the Restructuring Transactions are approved at the Meeting), it is expected that the Noteholders (as defined herein) will, individually and acting jointly or in concert, beneficially own, directly or indirectly, 10% or more of the issued and outstanding Common Shares. See “Business of the Meeting – Control Persons” for further details.

In accordance with the terms of a board nomination agreement dated August 22, 2025 (the “Board Nomination Agreement”) between the Company and the Noteholders (as defined below) entered into in connection with the Restructuring Transactions (as defined below) mentioned in the Business of the Meeting matters of this Circular, the Noteholders are entitled to certain rights, including the right to designate one qualified individual to serve as a director on the Board. The Board Nomination Agreement will terminate following the closing of the Restructuring Transactions and it is expected to be replaced by a definitive agreement that will provide the Noteholders with additional nomination rights. See “Business of the Meeting – Restructuring Transactions” for further details. A copy of the Board Nomination Agreement may be viewed online at www.sedarplus.ca under the profile of the Company.

How to vote?

You can vote via the internet, fax, mail or email. You may elect to vote by proxy. Voting by proxy means you are giving someone else the authority to vote your shares for you (called your proxyholder).

Completing the Proxy Form

This package includes a proxy form (for Registered Shareholders) (the “Proxy Form”) that includes the names of Electra officers or directors who are proxyholders. When you vote by proxy, you are giving them the authority to vote your shares for you according to your instructions. If you return your Proxy Form and do not specify how you want to vote your Common Shares, one of these officers or directors will vote your Common Shares in favour of the items listed in the Notice of Special Meeting of Shareholders.

You can also appoint someone else to be your proxyholder. Print his or her name in the space provided on the Proxy Form, or by completing another Proxy Form and providing proper instructions to vote your Common Shares. This person does not need to be a Shareholder. Your vote can only be counted if he or she attends the Meeting and votes your Common Shares, or if they are pre-registered to attend the Meeting by conference call using the link provided above. You may pre-register them or provide them with the link to pre-register themselves before the deadline.

Your proxyholder will vote according to your instructions on these items and on any ballot that may be called for. If you do not specify how you want to vote your Common Shares, your proxyholder can vote as he or she sees fit. If there are changes or new items, your proxyholder has the discretionary authority to vote your Common Shares as he or she sees fit.

Returning your Proxy Form

To be effective, TSX Trust must receive your completed Proxy Form no later than 10:00 a.m. (Toronto time) on Friday, October 10, 2025.

If the Meeting is postponed or adjourned, we must receive your completed Proxy Form by 10:00 a.m. (Toronto time), two (2) full business days before any adjourned or postponed Meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and he or she is under no obligation to accept or reject a late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

Exercise of Discretion

Concerning matters specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying Proxy Form will vote Common Shares represented by the proxy FOR the approval of such matter.

The nominee named in your Proxy Form will vote or withhold from voting per your instructions on any ballot that may be called for and if the Shareholder specifies a choice concerning any matter to be acted upon, the Common Shares will be voted accordingly. The proxy will confer discretionary authority on the nominee with respect to matters identified in the Proxy Form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine and whether or not the matter is contested.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee’s best judgment.

Registered Shareholders

Registered Shareholders can vote by proxy or in person in one of the following ways:

Voting by proxy

Internet

Go to www.meeting-vote.com and follow the instructions on the screen. You will need your control number, which appears below your name and address on the proxy form.

Fax and Email

Complete both sides of the proxy form, sign and date it and fax both sides to the Company’s transfer agent, TSX Trust Company, Attention: Proxy Department, to 416-595-9593 or scan and email to proxyvote@tmx.com.

Mail

Complete, sign and date the Proxy Form and return it in the envelope provided, or send it to: TSX Trust, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

As noted above, shareholders, employees and other stakeholders, the Company encourages Shareholders to vote in advance of the Meeting using the Proxy Form or the voting instruction form provided to them with the Meeting materials.

Non-Registered Shareholders

The information outlined in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name should note that only proxies deposited by Registered Shareholders will be recognized and acted upon at the Meeting.

If Common Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, then those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co. (the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted at the Meeting. The form of instrument of proxy supplied to a Non-Registered Shareholder by its broker (or the agent of the broker) is substantially similar to the Proxy Form provided directly to Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Non-Registered Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form, provides those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the voting instruction forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder who receives a voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Non-Registered Shareholders fall into two categories, those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. The Company will not be sending proxy-related materials directly to NOBOs.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above. The Company does not intend to pay for intermediaries to deliver proxy-related materials to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents if the OBO wishes to receive them, the OBO may not receive the documentation.

As noted above, a Non-Registered Shareholder receiving a voting instruction form cannot use that voting instruction form to vote the Common Shares directly at the Meeting or any adjournment or postponement thereof. Although a Non-Registered Shareholder may not be recognized directly at the Meeting to vote Common Shares registered in the name of his or her broker, a Non-Registered Shareholder may obtain a legal proxy from such broker, or Broadridge as the agent for that broker, to attend the Meeting as a proxyholder for the Registered Shareholder and vote their Common Shares in that capacity. To do this, a Non-Registered Shareholder must enter their own name in the blank space on the voting instruction form indicating that they or their appointee are going to attend and vote at the Meeting and return the voting instruction form to their broker or Broadridge per the instructions provided well in advance of the Meeting. The Non-Registered Shareholder will also need to complete the pre-registration steps noted above in advance of the 10:00 a.m. (Toronto time) on Friday, October 10, 2025 deadline to receive a separate phone number and a unique PIN for registration purposes at the Meeting. Non-Registered Shareholders who have not duly appointed themselves and have not completed the pre-registration steps will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

All references to Shareholders in the Notice of Special Meeting of Shareholders, Circular and the accompanying Proxy Form are to Registered Shareholders of the Company as set forth on the list of Registered Shareholders of the Company as maintained by the registrar and transfer agent of the Company, TSX Trust, unless specifically stated otherwise.

Revoking Your Proxy

Registered Shareholders can revoke a vote you made by proxy in one of two (2) ways:

1.	Complete a new Proxy Form that is dated later than the Proxy Form you want to revoke, and then mail it to TSX Trust, so they receive it by 10:00 a.m. (Toronto time) on Friday, October 10, 2025; or

2.	Send a notice in writing to the registered office of the Company at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3 so that it is received by 10:00 a.m. (Toronto time) on Friday, October 10, 2025 or, if the Meeting is adjourned, the last business day preceding the day of the postponed Meeting.

PART 2: BUSINESS OF THE MEETING

The Meeting will be held to:

1.	To fix the number of directors of the Company for the ensuing year at seven (7);

2.	To elect directors of the Company for the ensuing year;

3.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of Shareholders to approve a series of restructuring transactions involving the Company and certain holders of outstanding convertible notes, as more particularly described herein;

4.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders consenting to the creation of a “Control Person” or “Control Persons” of the Company, as such term is defined in Policy 1.1 – Interpretation of the TSX Venture Exchange (the “TSXV”), in connection with the Restructuring Transactions, as more particularly described herein;

5.	To consider and, if deemed advisable, to approve with or without variation, a special resolution authorizing an amendment to the articles of the Company to complete a reverse stock split (the “Reverse Split”) of the issued and outstanding common shares (the “Common Shares”) of the Company at a ratio of one (1) post-Reverse Split Common Share for three-and-a-half (3.5) pre-Reverse Split Common Shares, as determined by the Board of Directors of the Company (the “Board”) in its sole discretion, if at all, and as more particularly described herein; and

6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

1.	Number of Directors

At the Meeting, Shareholders will be asked to fix the number of directors for the ensuing year at seven (7).

The Board recommends that Shareholders vote FOR the fixing of the number of directors for the ensuing year at seven (7). Accordingly, unless a Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the resolution, the persons named in the accompanying proxy intend to vote FOR the fixing of the number of directors for the ensuing year at seven (7).

2.	Election of Directors

Nominees for the Board of Directors

The Board is currently comprised of six (6) directors for which John Pollesel, Trent Mell, Alden Greenhouse, Susan Uthayakumar and David Stetson are being put forth for election. Mr. C.L. “Butch” Otter is not standing for re-election at the Meeting but will, however, continue to serve as member of the Board until the date of the Meeting. In addition, each of Gerard Hueber and Jody Thomas, who are not currently directors of the Company, are being nominated by the Board to stand for election at the Meeting. Shareholders will be asked to elect the seven (7) directors to serve until the next annual meeting of Shareholders. The term of office for each of the Company’s present directors expires after the Meeting.

Management of the Company has nominated John Pollesel, Trent Mell, Alden Greenhouse, Susan Uthayakumar and David Stetson, each a current director of the Company, as well as each of Gerard Hueber and Jody Thomas, who are not currently directors of the Company, for election.

David Stetson is being nominated pursuant to the Board Nomination Agreement and, if the Restructuring Transactions are completed, will be considered to be a director nominated pursuant to the nomination rights to be granted to the Noteholders in connection with the Restructuring Transactions. Rear Admiral Hueber and Jody Thomas were introduced to the Board and to management by the Noteholders and it is expected that, if the Restructuring Transactions are completed, Rear Admiral Hueber and Jody Thomas will be considered to be directors nominated pursuant to the nomination rights to be granted to the Noteholders in connection with the Restructuring Transactions.

The Board recommends that Shareholders vote FOR the election of each of the nominees. Accordingly, unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the election of each of the nominees.

The Company expects all its directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces the Company’s corporate values and culture of transparency, teamwork and individual accountability. Above all, the Company expects that all directors will exercise their good judgment in a manner that keeps the interests of Shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements deemed important for a balanced and effective Board.

Director Independence

A director is not independent if he or she has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with his ability to exercise independent judgment. The Board has determined that it is in the best interests of the Company to ensure a majority independent Board at all times.

As of the date of this Circular, five of the Company’s six directors are independent and would be considered independent in the event they are duly elected to the Board. Trent Mell is the Company’s President and Chief Executive Officer (“CEO”) and is therefore not considered independent. It is expected that each of Gerard Hueber and Jody Thomas will also be considered independent once appointed. Despite Mr. Stetson being nominated pursuant to the Board Nomination Agreement and Rear Admiral Hueber and Jody Thomas being introduced to the Board and to management by the Noteholders, and despite the expectation that, if the Restructuring Transactions are completed, Mr. Stetson, Rear Admiral Hueber and Ms. Thomas will be considered to be directors nominated pursuant to the rights to be granted to the Noteholders in connection with the Restructuring Transactions, the Board has determined that each of Mr. Stetson, Rear Admiral Hueber and Ms. Thomas are independent as none are employed by or involved in the decision-making process of any of the Noteholders, nor do they have a formal ability to influence the Noteholders’ investment decisions.

Director Profiles

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of securities of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Trent Mell, 55 Toronto, Ontario, Canada Director since March 14, 2017 Not Independent

Mr. Trent Mell founded Electra in 2017 and leads Electra’s mission to create a fully integrated, localized, and environmentally sustainable battery materials supply chain in North America. With 25 years of international business experience, Trent has orchestrated 100+ transactions, from multimillion-dollar to over $10 billion, securing over $2 billion in capital. As a natural resources executive, he has extensive experience in capital markets, project development, operations and mineral processing with various companies, including Barrick Gold, Sherritt International, and North American Palladium. Trent is also a Board member for the Toronto French School and previously served on the Boards of Toronto Hydro-Electric System Limited and Boost Child & Youth Advocacy Centre. Trent holds an EMBA from the Kellogg School of Management and Schulich School of Business, a LL.M from Osgoode Hall as well as a B.A., B.C.L. and LL.B. from McGill University.

Securities Held Shares: 129,865* Options: 354,134 Deferred Share Units:28,641 Restricted Share Units: 0 Performance Share Units: 0 Warrants: 21,725	Member Board Technical Committee	Principal Occupation President and CEO, Electra
*21,924 shares are held by Cienna Capital Corp., a company controlled by Trent Mell	Other Directorships None	Duration n/a

John Pollesel, 62 Sudbury, Ontario, Canada Director since May 17, 2017 Independent

Mr. John Pollesel has over 35 years of experience in the mining and metals industry. Most recently he was Chief Executive Officer of Boreal Agrominerals Inc. and prior to this, he was Senior Vice President, Mining at Finning Canada. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale SA’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada. Prior to this, he was Vice President and General Manager for Vale’s Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina in Peru, with executive management responsibilities for one of the largest copper-zinc mining and milling operations in the world. Mr. Pollesel holds an MBA from Laurentian University and is a FCPA.

Securities Held Shares: 16,250 Options: 50,399 Deferred Share Units: 49,960 Warrants 10,000	Member Board (Chair) Audit Committee CGN Committee (Chair) Technical Committee (Chair)	Principal Occupation Retired
	Other Directorships North American Construction Group Ltd.	Duration November 2017 – Present

Alden Greenhouse, 48 Toronto, Ontario, Canada Director since February 25, 2025 Independent

Alden Greenhouse has over 25 years of experience in mining and capital markets, currently holding the position of Vice President, Critical & Strategic Minerals for Agnico Eagle Mines Ltd. Prior to his current role Mr. Greenhouse held the position of Vice President Corporate Development and Business Strategy for Agnico Eagle, during which he was a key leader in the team that completed the US$24B merger between Agnico Eagle Mines and Kirkland Lake Gold. Prior to joining Agnico Eagle in 2013, Mr. Greenhouse was the CFO of a junior mining company and before that worked in various roles at RBC Capital Markets’ fixed income and currency trading floor. Mr. Greenhouse holds a Master of Science degree in Accounting and Finance from the London School of Economics and Political Science and an Honours Bachelor of Commerce from McMaster University. He also holds designations as a Certified Management Accountant (CMA - USA) and a Chartered Financial Analyst (CFA).

Securities Held Shares: 5,000 Options: 0 Deferred Share Units: 0 Warrants: 5,000	Member Board Audit Committee (Chair)	Principal Occupation Vice-President, Critical & Strategic Minerals, Agnico Eagle Mines Ltd.
	Other Directorships None	Duration n/a

David Stetson*, 69 Miramar Beach, Florida, USA Director since August 22, 2025 Independent *Noteholder nominee pursuant to the Board Nomination Agreement	David J. Stetson is a seasoned executive with over three decades of leadership experience in natural resources, finance, and corporate strategy. He has held senior roles across the energy and mining sectors, with deep expertise in restructuring, operational transformation, and governance. David most recently served as Chairman and CEO of Alpha Metallurgical Resources (NYSE: AMR), where he drove significant operational improvements, reduced debt by approximately $800 million, and grew the company's market capitalization from $50 million to over $4 billion, positioning it as the largest metallurgical coal producer in the United States. He also served on the Board of Mallinckrodt Pharmaceuticals, chairing its Compliance and Corporate Governance Committee and supporting the company's restructuring and merger with Endo Pharmaceuticals. David holds a Bachelor of Science from Murray State University, a Juris Doctor from the University of Louisville, and an MBA from the University of Notre Dame.
Securities Held Shares: 0 Options: 0 Deferred Share Units: 0	Member Board	Principal Occupation Retired
	Other Directorships None	Duration n/a

Susan Uthayakumar, 53 Miami, Florida, USA Director since October 1, 2019 Independent

Ms. Susan Uthayakumar is a business executive with almost 25 years of experience in finance and executive management. Ms. Uthayakumar is the current Chief Energy and Sustainability Officer at Prologis Inc. Susan Uthayakumar leads the Prologis’ customer-focused sustainability and energy solutions business as Chief Energy and Sustainability Officer. In this capacity, she is responsible for evaluating and scaling both existing and emerging energy solutions across the Prologis platform. She also partners with Prologis’ environmental stewardship, social responsibility and governance (ESG) team on strategy, progress, stakeholder engagement and related initiatives. Prior to joining Prologis, Susan was president of Schneider Electric’s Sustainability Business Division. During her 16 year tenure with the company, she was instrumental in transforming Schneider Electric to a digital power and automation technology company by driving sustainability, efficiency and resiliency. Before that, she was CEO of Schneider Canada. Uthayakumar recently was recognized as a 2021 Environment+Energy Leader 100 Honoree for successfully delivering climate mitigation action to enterprise customers. Previously, Susan led strategy and M&A projects globally with McCain Foods Limited, an international leader in the frozen food industry, and held various leadership positions with Deloitte, a global advisory firm.

Securities Held Shares: 19,011 Options: 25,199 Deferred Share Units: 38,426	Member Board Audit Committee	Principal Occupation Chief Energy & Sustainability Officer, Prologis, Inc.
	Other Directorships Wajax Corporation Argo Corporation Next Hydrogen Solutions Inc.	Duration May 2020 – Present April 2021 – Present May 2021 – Present

Gerard Hueber*, 66

Alexandria, Virginia, USA

Proposed Director

Independent

* Assuming completion of the Restructuring Transactions, it is expected that Rear Admiral Hueber will be considered to be the Noteholder nominee pursuant to the nomination rights to be granted to the Noteholders in connection with the Restructuring Transactions

Gerard Hueber is a decorated naval leader and seasoned executive with decades of experience spanning the U.S. Navy and industry. Most recently, he served as the Vice President of Naval Power Requirements and Capabilities where he oversaw an $8 billion naval portfolio in Raytheon, a business in RTX, which is the world’s largest aerospace and defense company. In this role, he provided executive oversight of global teams, drove business development and strategy, and managed customer relationships with U.S. and international defense partners creating long-term value from customers, markets and relationships.

During his 30 plus years Navy career, Rear Admiral Hueber commanded Expeditionary Strike Group THREE, Destroyer Squadron EIGHTEEN and USS STETHEM (DDG 63). He led large and complex organizations, directed maritime security cooperation initiatives across Europe and Africa, and worked U.S. defense strategy in the Office of the Secretary of Defense. He spearheaded transformation efforts at the highest levels of the Navy and his leadership extended to state-level talks for maritime operations and ballistic missile defense, humanitarian assistance and disaster relief operations, global defense strategy, force structure and global force posture.

Rear Admiral Hueber holds a Bachelor of Science from the United States Naval Academy and a Master of Arts in National Security and Strategic Studies from the U.S. Naval War College. He is also a Fellow of MIT’s Seminar XXI on Foreign Politics, International Relations and National Interest. Based in Alexandria, Virginia, he continues to advise organizations on defense, strategy, and leadership. His expertise has been widely recognized, including a strong endorsement by Admiral John Richardson, the 31st Chief of Naval Operations of the U.S. Navy.

Securities Held Shares: 0 Options: 0 Deferred Share Units: 0	Member Board Nominee	Principal Occupation Principal, Hueber Maritime Associates, LLC
	Other Directorships None	Duration n/a

Jody Thomas*, 62

Victoria, British Columbia, Canada

Proposed Director

Independent

* Assuming completion of the Restructuring Transactions, it is expected that Ms. Thomas will be considered to be the Noteholder nominee pursuant to the nomination rights to be granted to the Noteholders in connection with the Restructuring Transactions

Jody Thomas recently retired from the federal public service as National Security and Intelligence Advisor to the Prime Minister, a role held since January 2022. Jody has broad and varied experience working at senior levels in the Public Service and in a series of increasingly demanding security operations roles. She joined the naval reserves at age 17 and was among the first women to serve on a Canadian military vessel. Jody began her public service career in 1988 when she was appointed Chief of Business Planning and Administration with Public Works and Government Services Canada’s Atlantic Region. From 1995-2010, she held increasingly senior roles at Passport Canada, culminating in Chief Operating Officer. In 2010, Ms. Thomas joined the Canadian Coast Guard where she held the positions of Deputy Commissioner of Operations and Commissioner of the Coast Guard. In March 2017, she joined the Department of National Defence where she served as Senior Associate Deputy Minister. She was appointed as Deputy Minister of National Defence in October 2017, a role in which she served until January 2022. Jody holds a Bachelor of Arts from Carleton University.
Securities Held Shares: 0 Options: 0 Deferred Share Units: 0	Member Board Nominee	Principal Occupation Retired
	Other Directorships None	Duration n/a

The Company does not have an executive committee of its Board.

Except as set out herein, no proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders

To the knowledge of the Company, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all "cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of such company; or

b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of such company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the proposed directors.

Bankruptcies, or Penalties or Sanctions

To the knowledge of the Company, no proposed director:

a)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b)	has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;

c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Advance Notice Provision

The Company’s by-laws contain advance notice provisions (the “Advance Notice Provision”), which require that advance notice be given to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than under: (i) a requisition of a meeting made under the provisions of the Canada Business Corporations Act (“CBCA”); or (ii) a Shareholder proposal made pursuant to the provisions of the CBCA.

Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company before any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision will allow the Company to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Company will thus be able to evaluate the proposed nominees’ qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

The Company did not receive notice of a nomination in compliance with the Advance Notice Provision, and as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

3.	Restructuring Transactions

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of Shareholders in the form set out below (the “Restructuring Resolution”), to approve the Restructuring Transactions (as defined below).

On August 21, 2025, the Company, together with the holders (the “Noteholders”) of the Company’s outstanding 8.99% senior secured convertible notes due February 13, 2028 (the “2028 Notes”) and 12.0% senior secured convertible notes due November 12, 2027 (the “2027 Notes”, and together with the 2028 Notes, the “Notes”), entered into a transaction support agreement (the “Original Transaction Support Agreement”) in respect of a series of transactions to effect a restructuring of the outstanding Notes (the “Restructuring Transactions”), which was subsequently amended pursuant to the Amendment No. 1 to the Transaction Support Agreement (the “Amending Agreement” and, together with the Original Transaction Support Agreement, the “Transaction Support Agreement”) dated September 17, 2025. The following summary of the Restructuring Transactions is qualified in its entirety by the terms of the Transaction Support Agreement, a copy of which has been filed on SEDAR+ at www.sedarplus.ca. Definitive agreements in respect of the Equity Exchange and New Term Loan (each, as defined below), remain under negotiation between the parties, copies of which will be filed on SEDAR+ once executed.

The Restructuring Transactions will involve the following transactions:

•	Pursuant to the terms of an exchange agreement to be entered into between each of the Noteholders and the Company (each, an “Exchange Agreement”), each Noteholder will exchange (the “Equity Exchange”) 60% of the aggregate principal amount of Notes beneficially owned or held by such Noteholder (such Notes, the “Equitized Notes”) for Units (as defined below). Each Equitized Note will be exchanged for a number of Units equal to (i) the aggregate principal amount of such Equitized Note plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Equitized Note to but excluding October 9, 2025 divided by (ii) US$0.75. In the event the gross proceeds from the Offering (as defined below) are greater than US$34.5 million, the Company will allocate the excess to purchase the Equitized Notes at a purchase price equal to the principal amount of the Notes purchased plus accrued and unpaid interest through the date of purchase (including any deferred interest). Any such purchase would reduce the aggregate amount of Equitized Notes that will be subject to the Equity Exchange but will not reduce the aggregate amount of Notes that will be subject to the Debt Exchange (as defined below).

•	Pursuant to the terms of the Exchange Agreements, each Noteholder will exchange (the “Debt Exchange”) the remaining 40% of the aggregate principal amount of Notes beneficially owned or held by such Noteholder (such Notes, the “Rolled Notes”) for a combination of a new term loan having the terms described in the Transaction Support Agreement (the “New Term Loan”) and Common Shares. The Rolled Notes held by each Noteholder will be exchanged for the following: (i) an aggregate principal amount of New Term Loan equal to the sum of (x) the aggregate principal amount of Rolled Notes held by such Noteholder, (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding the date of the Debt Exchange and (z) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on the Equitized Notes beneficially owned or held by such Noteholder from and including October 9, 2025 to but excluding the date of the Debt Exchange, and (ii) a number of Common Shares equal to 12.5% of the sum of (x) the aggregate principal amount of Rolled Notes beneficially owned or held by such Noteholder and (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding October 9, 2025 divided by US$0.90. Based on the number of Rolled Notes held by all Noteholders, a total of 3,822,341 Common Shares will be issuable in the Debt Exchange. The New Term Loan will be secured by the same collateral as the current outstanding Notes and be guaranteed by the same guarantors of the Notes. The New Term Loan has a three (3) year term and interest will be payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash or 11.125% if paid in kind. The New Term Loan will be redeemable prior to maturity, in part or in full, at a percentage of par (105% during first year, 103% during the second year and 101% during the third year) plus accrued and unpaid interest through the redemption date.

•	Warrants to purchase an aggregate of 3,835,378 Common Shares currently held by the Noteholders and previously issued in connection with the Notes will be cancelled.

•	The Company will undertake a private placement of units (“Units”) at a price per Unit of US$0.75 for aggregate gross cash proceeds of a minimum of US$30,000,000 (the “Offering”). The Noteholders will commit to purchase an aggregate of US$10,000,000 of Units (the “Backstop”). Each Unit will be comprised of one Common Share and one Warrant, with each such Warrant exercisable to acquire one Common Share at a price of US$1.25 per Common Share for a period of three (3) years. The structure of the Offering remains subject to change based on tax considerations, financial advice, applicable regulatory requirements, and prevailing market conditions.

•	The Company will amend each of the royalty agreements between the Company and the Noteholders (the “Royalty Agreements”), dated as of February 13, 2023, to: (i) extend the length of the royalty on revenues from five (5) years following the commencement of commercial production to seven (7) years following the commencement of commercial production and (ii) raise the aggregate cap under all Royalty Agreements from US$6,000,000 to US$10,000,000.

The Equity Exchange, Debt Exchange and the Backstop are all subject to certain conditions, including, among others, the Transaction Support Agreement remaining in full force and effect at the time the Equity Exchange, Debt Exchange and Backstop are consummated, the concurrent closing of the Offering raising at least US$30,000,000 in gross cash proceeds on terms reasonably acceptable to the Noteholders pursuant to the Transaction Support Agreement, the Company’s continued eligibility to receive funds under its existing grants from the U.S. Department of Defense, the receipt of the approvals contemplated by this Circular, receipt of all necessary authorization, consents, approvals, rules and documents to implement and effectuate the Restructuring Transactions, the execution and delivery of definitive documentation for the Restructuring Transactions and related board nomination rights described below on terms acceptable to the Noteholders and the Company, the Restructuring Transactions occurring prior to October 21, 2025, no defaults or events of default under the terms of the Notes, the Bridge Notes (as defined below) or the other indebtedness of the Company or any of its subsidiaries, the payment of transaction fees and expenses, such other conditions as are contained in the definitive documentation for the Equity Exchange, Debt Exchange and Backstop, as applicable.

On August 22, 2025, as contemplated by the Transaction Support Agreement, the Company issued unsecured 12.00% promissory notes (the “Bridge Notes”) in the aggregate principal amount of US$2,000,000 to the Noteholders in order to provide interim financing to the Company for general working capital purposes and to fund ongoing operations as well as transaction costs pending completion of the Restructuring Transactions. The Bridge Notes are guaranteed by the same guarantor parties guaranteeing the obligations of the Company under the Notes. Payment of the Bridge Notes ranks pari passu with payments under the Notes. The Bridge Notes will mature 90 days following issuance and bear interest at a rate of 12.00% per annum, payable in arrears on the maturity date.

The Company will be required to redeem the Bridge Notes concurrently with the closing of the Restructuring Transactions at a redemption price equal to 100% of the aggregate principal amount plus all accrued and unpaid interest thereon (upon which the Company expects to finance the repayment of the Bridge Notes from the gross proceeds of the Offering).

Concurrent with the funding of the Bridge Notes, the Noteholders were afforded the right to nominate one (1) Director pursuant to the Board Nomination Agreement. Following the closing of the Restructuring Transactions, the Noteholders will be granted the right to appoint members of the Board proportionate to their respective ownership in the Company as follows:

•	three (3) members of the Board (in aggregate), with one such director to act as chairperson of the Board, until such time as no individual Noteholder owns 20% or more of the issued and outstanding Common Shares;

•	two (2) members of the Board (in aggregate), until such time as no individual Noteholder owns 15% or more of the issued and outstanding Common Shares; and

•	one (1) member of the Board, until such time as no individual Noteholder owns 10% or more of the issued and outstanding Common Shares.

The Transaction Support Agreement automatically terminates upon the earlier of any of the following:

•	5:00 p.m. (Eastern Time) on October 21, 2025, subject to the ability of the parties to extend such date for one or more successive periods of up to thirty (30) days per period as described in the Transaction Support Agreement;

•	one (1) business day after the Company notifies the Noteholders that the Company will be or was unable to obtain Shareholder approval of the Restructuring Transactions or that any of the conditions in the definitive documents for the Restructuring Transactions are unable to be satisfied;

•	the occurrence of any event of default under the definitive documentation governing the Notes, the Bridge Notes or under any royalty agreement to the extent such event of default arises from facts (i) occurring after the effective date of the Transaction Support Agreement and (ii) unrelated to the Transaction Support Agreement or the Restructuring Transactions;

•	the Company publicly announcing that its Board intends not to support the Restructuring Transactions or intends to accept or executes a definitive written agreement with respect to an alternative transaction, as described in the Transaction Support Agreement;

•	the closing date of the Restructuring Transactions; or

•	upon written notice by either party of a material breach of the Transaction Support Agreement by the other party that remains uncured for five (5) business days.

Material changes in the affairs of Company

Other than in relation to the Restructuring Transactions, there are no contracts or agreements in place, any proposal to liquidate the Company, to amalgamate it or to make any material changes in its business, corporate structure (debt or equity) or management or personnel.

Risk Factors Associated with the Restructuring Transactions

Shareholders should carefully consider the risk factors relating to the Restructuring Transactions listed below before deciding how to vote or instruct their vote to be cast to approve the Restructuring Resolution. Among the risk factors to be considered are the following:

•	The completion of the Restructuring Transactions is subject to the satisfaction of a number of conditions precedent, certain of which are outside the control of the Company. There can be no certainty that these conditions will be satisfied.

•	The Restructuring Transactions is subject to the negotiation and execution of definitive agreements, shareholder approval, and conditional approval from the TSXV. Failure to obtain these approvals may result in the termination of the Restructuring Transactions, which could materially impact the Company’s financial position and future prospects.

•	The Equity Exchange, the Debt Exchange and the Offering will result in the issuance of a significant number of securities, which will dilute the ownership interests of existing Shareholders. The deemed exchange price of US$0.75 per Unit in the Equity Exchange and US$0.90 per Common Shares in the Debt Exchange is below current market prices, further exacerbating dilution. This dilution may reduce the value of existing shareholdings and influence over corporate decisions.

•	Following closing of the Restructuring Transactions, Noteholders will gain substantial governance rights, including the ability to nominate up to three members of the Board, one of whom will serve as chairperson. These rights are tied to ownership thresholds and may persist for an extended period. This concentration of control may limit the influence of other shareholders and affect the Company’s strategic direction, potentially leading to decisions that prioritize Noteholder interests over those of other stakeholders.

•	The New Term Loan, while extending the maturity of the Company’s debt obligations, introduces new financial commitments. Interest on the New Term Loan may be paid in kind, impacting the Company’s leverage. Redemption premiums of up to 105% may also constrain the Company’s financial flexibility and limit its ability to pursue other strategic initiatives or respond to market conditions. The New Term Loan will also contain financial covenants, including a liquidity covenant that requires at least US$15,000,000 of cash and cash equivalents at all times until the later of April 1, 2026 and the date certain signed, binding commitments are provided with regard to additional government funding as described in the Transaction Support Agreement.

•	The Bridge Notes provide interim financing but must be redeemed upon closing of the Restructuring Transactions. The Company intends to use proceeds from the Offering to repay the Bridge Notes; however, if the Offering is unsuccessful or delayed, the Company may be unable to meet its repayment obligations, potentially triggering default and further financial distress.

•	If Shareholders do not approve the Restructuring Transactions or if the Company fails to complete the Restructuring Transactions for any other reason, the Company may be unable to restructure its outstanding debt. Given its current financial and operating circumstances, the Board may be forced to consider halting operations or initiating insolvency or restructuring proceedings once existing cash reserves are exhausted. This outcome could result in significant losses for Shareholders and other stakeholders.

•	The proposed amendments to the Royalty Agreements will extend the royalty period from five to seven years and increase the aggregate cap from US$6 million to US$10 million. These changes may reduce future cash flows available for reinvestment or distribution and increase the Company’s long-term financial obligations, potentially impacting profitability and Shareholder returns.

There are additional risks and uncertainties related directly to the Company that could affect the value of the Common Shares including the risk factors discussed in management’s discussion and analysis for the year ended December 31, 2024 and the Company’s Annual Information Form dated March 28, 2025 (“AIF”), which may be viewed online at www.sedarplus.ca under the profile of the Company.

Anticipated Ramifications of Failure to Approve the Restructuring Transactions

Should Shareholders fail to approve the Restructuring Resolution by the requisite majority, the Restructuring Transactions will not be completed.

If the Restructuring Resolution is not approved by Shareholders at the Meeting, the Company will continue with its current operations, but given its financial and operating circumstances, the Board will have to consider halting all Business operations or insolvency or restructuring proceedings once the Company exhausts its current cash reserves.

Shareholder Participation in the Offering

The Company intends to complete the Offering primarily with institutional and accredited investors. The Company would like the benefit of the Offering to accrue to existing Shareholders, and accordingly, Shareholders who qualify under applicable securities laws and wish to participate are encouraged to contact the Company or its placement agents for further details regarding the Offering and to discuss methods of participation. While participation will be subject to securities law requirements and final allocation decisions, the Company will take into account existing Shareholder status and long-term support in allocating Units under the Offering. This Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

TSXV Approval

The Company has applied for conditional approval for the Restructuring Transactions and the Restructuring Transactions remain subject to TSXV approval. There can be no assurance that the Restructuring Transactions will be approved by the TSXV as proposed or at all.

The Board recommends that Shareholders vote FOR the Restructuring Resolution. Accordingly, unless a Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the Restructuring Resolution, the persons named in the accompanying proxy intend to vote FOR the Restructuring Resolution.

The text of the Restructuring Resolution to be submitted to Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF SHAREHOLDERS THAT:

1.	the series of transactions to effect a restructuring (collectively, the “Restructuring Transactions”) of the outstanding 8.99% senior secured convertible notes due February 13, 2028 and 12.0% senior secured convertible notes due November 12, 2027 (the “Notes”) between the Company and the holders thereof, be and is hereby ratified, confirmed, authorized and approved;

2.	the concurrent financing in connection with the Restructuring Transactions to issue units of the Company (“Units”) at a price of US$0.75 per Unit to raise aggregate gross proceeds of a minimum of US$30,000,000 as described in the Circular, be and is hereby ratified, confirmed, authorized and approved;

3.	the exchange of 60% of the aggregate principal amount of Notes (the “Equitized Notes”) for a number of Units equal to (i) the aggregate principal amount of such Equitized Note plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Equitized Note to but excluding October 9, 2025 divided by (ii) US$0.75 as described in the Circular, be and is hereby ratified, confirmed, authorized and approved;

4.	the exchange (the “Debt Exchange”) of the remaining 40% of the aggregate principal amount of Notes (the “Rolled Notes”) for the following be and is hereby ratified, confirmed, authorized and approved: (i) an aggregate principal amount of a new term loan having such terms as are described in the Circular and as shall be further negotiated by the officers of the Company equal to the sum of (x) the aggregate principal amount of Rolled Notes, (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on the Rolled Notes to but excluding the date of the Debt Exchange and (z) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on the Equitized Notes from and including October 9, 2025 to but excluding the date of the Debt Exchange, and (ii) a number of Common Shares equal to 12.5% of the sum of (x) the aggregate principal amount of Rolled Notes and (y) the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) on such Rolled Notes to but excluding October 9, 2025 divided by US$0.90 (which, based on the number of Rolled Notes, results in a total of 3,822,341 Common Shares issuable in the Debt Exchange);

5.	notwithstanding that these resolutions have been passed and adopted (and the Restructuring Transactions approved) by the shareholders of the Company, the officers and directors of the Company are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Company: (i) amend, modify or supplement the agreements setting out the terms of the Restructuring Transactions or related transactions to the extent necessary to give effect to the transactions contemplated therein; and (ii) not to proceed with the Restructuring Transactions and related transactions; and

6.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

4.	Control Persons

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders in the form set out below (the “Control Person Resolution”) consenting to the creation of a “Control Person” or “Control Persons” of the Company, as such term is defined in Policy 1.1 – Interpretation of the TSXV, in connection with the Restructuring Transactions.

Under the policies of the TSXV, a “Control Person” is defined as any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer to affect materially the control of the issuer, or that holds more than 20% of the outstanding voting shares of an issuer, except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

Pursuant to the policies of the TSXV, if a transaction will result in the creation of a new Control Person, the TSXV will require the Company to obtain shareholder approval of the transaction on a disinterested basis excluding any shares held by the proposed new Control Person(s) and their Associates and Affiliates (as such terms are defined in TSXV Policy 1.1 – Interpretation).

As of the date of hereof:

•	Whitebox Advisors LLC (“WA”) and Whitebox General Partners LLC (“WGP” and, together with WA, “Whitebox”) as a result of the direct ownership by Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Whitebox GT Fund LP and Pandora Select Partners, LP, have control or direction over an aggregate of: (i) 296,965 Common Shares, (ii) warrants to purchase an aggregate of 2,076,780 Common Shares and (iii) Notes convertible into an aggregate 3,984,173 Common Shares. Each of the warrants and Notes contain a blocker prohibiting exercise or conversion, as applicable, if such exercise or conversion would result in the holder’s beneficial ownership exceeding 9.90%. As a result, Whitebox beneficially owns approximately 1.65% of the issued and outstanding Common Shares (or approximately 9.90% calculated on a partially diluted basis assuming the exercise and conversion of the warrants and Notes beneficially owned by Whitebox up to the maximum amount permitted by each applicable blocker);

•	Highbridge Capital Management LLC (“Highbridge”) as a result of the direct ownership by Highbridge Tactical Credit Master Fund, L.P. and Highbridge Tactical Credit Institutional Fund, Ltd., have control or direction over an aggregate of: (i) 1,079 Common Shares, (ii) warrants to purchase an aggregate of 1,401,919 Common Shares and (iii) Notes convertible into an aggregate 2,184,441 Common Shares. Each of the warrants and Notes contain a blocker prohibiting exercise or conversion, as applicable, if such exercise or conversion would result in the holder’s beneficial ownership exceeding 9.90%. As a result, Highbridge beneficially owns approximately 0.01% of the issued and outstanding Common Shares (or approximately 9.90% calculated on a partially diluted basis assuming the exercise and conversion of the warrants and Notes beneficially owned by Highbridge up to the maximum amount permitted by each applicable blocker); and

•	O’Connor, a distinct business unit of UBS Asset Management (Americas) LLC, as a result of the direct ownership by Nineteen77 Global Multi Strategy Alpha Master Limited, has control or direction over an aggregate of: (i) 141,400 Common Shares, (ii) warrants to purchase an aggregate of 630,679 Common Shares and (iii) Notes convertible into an aggregate 1,155,511 Common Shares. Each of the warrants and Notes contain a blocker prohibiting exercise or conversion, as applicable, if such exercise or conversion would result in the holder’s beneficial ownership exceeding 4.90% or 9.90%, depending on the particular instrument. As a result, O’Connor beneficially owns approximately 0.79% of the issued and outstanding Common Shares (or approximately 4.90% calculated on a partially diluted basis assuming the exercise and conversion of the warrants and Notes beneficially owned by O’Connor up to the maximum amount permitted by each applicable blocker).

Accordingly, an aggregate of 439,444 Common Shares owned or controlled, directly or indirectly, by the Noteholders will be excluded from voting on the Control Person Resolutions.

Following closing of the Restructuring Transactions, assuming (i) all Notes are acquired by the Company in the Restructuring Transactions and cancelled, (ii) an aggregate of 40,000,000 Units are issued at US$0.75 per Unit pursuant to the Offering, (iii) each of the Noteholders contribute their proportionate share to the Backstop based on the aggregate principal amount of Notes held by each Noteholder, (iv) the Reverse Split is not effected before or concurrently with the closing of the Restructuring Transactions and (v) the closing of the Restructuring Transactions occurs on October 20, 2025, it is expected that:

•	Whitebox will acquire an aggregate of 28,888,464 Common Shares and warrants to purchase an aggregate of 28,888,464 Common Shares pursuant to the Equity Exchange, an aggregate of 6,998,733 Common Shares and warrants to purchase an aggregate 6,998,733 Common Shares pursuant to the Offering and an aggregate of 2,006,143 Common Shares pursuant to the Debe Exchange. Warrants to purchase an aggregate of 2,076,780 Common Shares will also be cancelled. As a result, Whitebox will have control or direction over an aggregate of 38,190,305 Common Shares and warrants to purchase an aggregate 35,887,197 Common Shares. Each of the warrants are expected to contain a blocker prohibiting exercise if such exercise would result in the holder’s beneficial ownership exceeding 9.90%. As a result, Whitebox will beneficially own approximately 32.69% of the issued and outstanding Common Shares (or approximately 48.51% calculated on a partially diluted basis assuming exercise of the warrants notwithstanding any blocker provisions applicable thereto), and, therefore, Whitebox will become a Control Person of the Company;

•	Highbridge will acquire an aggregate of 15,767,889 Common Shares and warrants to purchase an aggregate of 15,767,889 Common Shares pursuant to the Equity Exchange, an aggregate of 3,819,585 Common Shares and warrants to purchase an aggregate 3,819,585 Common Shares pursuant to the Offering and an aggregate of 1,094,992 Common Shares pursuant to the Debt Exchange. Warrants to purchase an aggregate of 1,202,919 Common Shares will also be cancelled. As a result, Highbridge will have control or direction over an aggregate of 20,683,545 Common Shares and warrants to purchase an aggregate 19,786,474 Common Shares. Each of the warrants are expected to contain a blocker prohibiting exercise if such exercise would result in the holder’s beneficial ownership exceeding 9.90%. As a result, Highbridge will beneficially own approximately 17.70% of the issued and outstanding Common Shares (or approximately 29.62% calculated on a partially diluted basis assuming exercise of the warrants notwithstanding any blocker provisions applicable thereto); and

•	O’Connor will acquire an aggregate of 10,385,359 Common Shares and warrants to purchase an aggregate of 10,385,359 Common Shares pursuant to the Equity Exchange, an aggregate of 2,515,015 Common Shares and warrants to purchase an aggregate 2,515,015 Common Shares pursuant to the Offering and an aggregate of 721,205 Common Shares pursuant to the Debt Exchange. Warrants to purchase an aggregate of 555,679 Common Shares will also be cancelled. As a result, O’Connor will have control or direction over an aggregate of 13,762,979 Common Shares and warrants to purchase an aggregate 12,975,374 Common Shares. Each of the warrants are expected to contain a blocker prohibiting exercise if such exercise would result in the holder’s beneficial ownership exceeding 9.90%. As a result, O’Connor will beneficially own approximately 11.78% of the issued and outstanding Common Shares (or approximately 20.60% calculated on a partially diluted basis assuming exercise of the warrants notwithstanding any blocker provisions applicable thereto).

Each of Whitebox, Highbridge and O’Connor may also considered to be acting jointly under Canadian securities laws in respect of the Restructuring Transactions and disinterested Shareholders will be asked to approve them as new Control Persons. The TSXV’s acceptance of the Equity Exchange and the Offering will be subject to the Company obtaining disinterested Shareholder approval as the issuances of securities of the Company thereunder results in the creation of a new Control Person.

The Board recommends that Shareholders vote FOR the Control Person Resolution. Accordingly, unless a Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the Control Person Resolution, the persons named in the accompanying proxy intend to vote FOR the Control Person Resolution.

The text of the Control Person Resolution to be submitted to Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT:

1.    subject to regulatory approval, and in compliance with the policies of the TSX Venture Exchange (the “TSXV”), the creation of a new Control Person (as such term is defined in the policies of the TSXV) of the Company, being:

a.	Whitebox Advisors LLC and Whitebox General Partners LLC as a result of the direct ownership by Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Whitebox GT Fund LP and Pandora Select Partners, LP;

b.	Highbridge Capital Management LLC as a result of the direct ownership by Highbridge Tactical Credit Master Fund, L.P. and Highbridge Tactical Credit Institutional Fund, Ltd.; and

c.	O’Connor, a distinct business unit of UBS Asset Management (Americas) LLC, as a result of the direct ownership by Nineteen77 Global Multi Strategy Alpha Master Limited,

individually, as applicable, and acting jointly or in concert, be and is hereby ratified, confirmed, authorized and approved; and

2.    any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

5.	Reverse Split of the Common Shares

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve with or without variation, a special resolution in the form set out below (the “Reverse Split Resolution”), to approve the amendment to the articles of the Company to complete the Reverse Split of the Common Shares at a ratio of one (1) post-Reverse Split Common Share for three-and-a-half (3.5) pre-Reverse Split Common Shares as determined by the Board in its sole discretion.

Required Approvals and Effective Date

The ability of the Board to effect the Reverse Split is subject to the approval of Shareholders at the Meeting and the acceptance of the TSXV.

The Reverse Split must be passed by a “special resolution” of Shareholders. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy).

The Reverse Split will take effect on a date to be coordinated with the TSXV. The Company will announce by news release the effective date of the Reverse Split.

Notwithstanding the foregoing, even if the Reverse Split Resolution is approved by Shareholders at the Meeting, the Board may elect not to proceed with the Reverse Split, in its sole discretion. The Board will continue to assess market conditions and the interests of the Company and Shareholders before proceeding to effect the Reverse Split, if at all.

Principal Reasons for Effecting the Reverse Split

There are two considerations that will likely determine whether to proceed with the Reverse Split.

The current trading price of the Common Shares is below US$1.00 per share. While the Company is in compliance with the minimum bid price requirement for continued listing on the Nasdaq as of the date of this Circular, if the current trading price of the Common Shares remains less than US$1.00 per share for a period of 30 consecutive trading days (whether such period begins before or after the date of this Circular), the Company’s Common Shares will no longer be in compliance with this requirement and could result in the removal of the Common Shares from listing on Nasdaq. The Reverse Split, if undertaken while the Company is still in compliance with the minimum bid price requirement for continued listing on the Nasdaq, will serve to help the Company remain in compliance with this requirement and the Common Shares to remain listed on the Nasdaq.

Second, the Company believes an increased Common Share price will allow it to attract certain individual and institutional investors who have minimum share price thresholds for equity investments, which thresholds preclude them from investing in ‘penny stocks’. With guidance from financial advisors, the Company believes a lower Common Share count will better position the Company for future investment by North American institutional investors while maintaining appropriate trading liquidity and meeting minimum United States listing thresholds.

As at September 16, 2025, the last trading day prior to the date of this Circular, the closing price of the Common Shares on the TSXV was $1.38 and on the NASDAQ was US$0.99.

Principal Effects of the Reverse Split

As of the date hereof, the Company has 17,962,173 Common Shares issued and outstanding. Should the Board proceed with the Reverse Split on the basis of one (1) post-Reverse Split Common Shares for every three-and-a-half (3.5) pre-Reverse Split Common Share, the number of post-Reverse Split Common Shares issued and outstanding will be approximately 5,132,049 (on a non-diluted basis), excluding any issuance of Common Shares in connection with the Offering or the Restructuring Transactions.

The implementation of the Reverse Split would not affect the total Shareholders’ equity of the Company or any components of Shareholders' equity as reflected on the Company's financial statements except: (i) to change the number of issued and outstanding Common Shares; and (ii) to change the relative exercise and conversion prices of the Company’s outstanding convertible securities to reflect the Reverse Split.

The Reverse Split will not materially change any Shareholder’s proportion of votes to total votes (other than due to the impact of the treatment of fractional Common Shares as described below); however, if the Reverse Split is effected by the Board, the total number of votes that a Shareholder may cast at any future Shareholder meeting of the Company will be reduced.

Any fractional Common Share resulting from the Reverse Split will be rounded to the nearest whole number.

Risk Factors

The effect of the Reverse Split upon the market price of the Common Shares cannot be predicted with any certainty, and the history of reverse splits for corporations similar to the Company is varied. There can be no assurance that the total market capitalization of the Common Shares immediately following the Reverse Split will be equal to or greater than the total market capitalization immediately before the Reverse Split. Similarly, there can be no assurance that a lower share count will not impact liquidity. In addition, there can be no assurance that the per-Common Share trading price of the Common Shares following the Reverse Split will remain higher than the per-Common Share trading price immediately before the Reverse Split or equal or exceed the direct arithmetical result of the Reverse Split. In addition, a decline in the trading price of the Common Shares after the Reverse Split may result in a greater percentage decline than would occur in the absence of the Reverse Split.

There is no guarantee that the implementation of the Reverse Split will allow the Common Shares to remain listed for trading on the Nasdaq. Further, under Nasdaq rules, if the Company fails to remain in compliance with the minimum bid price requirement for continued listing on the Nasdaq prior to undertaking the Reverse Split, the Reverse Stock split may not be utilized to regain compliance with the minimum bid price requirement. As a result, the Common Shares may be removed from listing on the Nasdaq prior to or notwithstanding the implementation of the Reverse Split.

Furthermore, the Reverse Split may lead to an increase in the number of current Shareholders who will hold “odd lots” of Common Shares; that is, a number of Common Shares not evenly divisible into “board lots” (a board lot is either 100, 500 or 1,000 Common Shares, depending on the price of the Common Shares). As a general rule, the cost to Shareholders transferring an odd lot of Common Shares is somewhat higher than the cost of transferring a board lot. As a result, transaction costs associated with transferring Common Shares may be increased for certain Shareholders that hold an odd lot of Common Shares following the Reverse Split. Further, a certain number of Shareholders must hold round lots under Nasdaq rules for the Common Shares to remain listed for trading on the Nasdaq. If the Reverse Split results in a decrease below these required levels, the Common Shares may be removed from listing on the Nasdaq.

There are additional risks and uncertainties related directly to the Company that could affect the value of the Common Shares including the risk factors discussed in management's discussion and analysis for the year ended December 31, 2024 and the AIF, each of which may be viewed online at www.sedarplus.ca under the profile of the Company.

Effect on Common Share Certificates

If the Board elects to effect the Reverse Split, in its sole discretion, the Company shall issue a news release announcing the terms and the effective date of the Reverse Split before the Company files an amendment to the Articles with the authorities that administer the CBCA. The Company will also prepare a letter of transmittal (the “Letter of Transmittal”).

Following an announcement of an effective date of the Reverse Split (if any), in order to obtain a certificate or certificates representing the post-Reverse Split Common Shares after giving effect to the Reverse Split, each Registered Shareholder shall complete and execute the Letter of Transmittal and deliver the same to TSX Trust Company, together with their Common Share certificates representing their pre-Reverse Split Common Shares in accordance with the instructions set out in the Letter of Transmittal. The certificates that are surrendered shall be exchanged for new certificates representing the number of post-Reverse Split Common Shares to which such Registered Shareholder is entitled as a result of the Reverse Split. No delivery of a new certificate to a Registered Shareholder will be made until the Registered Shareholder has surrendered his, her or its existing certificates representing the pre Reverse Split Common Shares. In the event that the Reverse Split is not implemented, all Common Share certificates delivered pursuant to a Letter of Transmittal will be returned to the respective Registered Shareholders. In addition, after the exchange of pre-Reverse Split Common Share certificates for post-Reverse Split Common Share certificates, shareholders will have no further interest with respect to any fractional post-Consolidated Common Shares.

PRIOR TO AN ANNOUNCEMENT OF AN EFFECTIVE DATE OF THE REVERSE SPLIT (IF ANY), SHAREHOLDERS SHOULD NOT DESTROY ANY COMMON SHARE CERTIFICATES AND SHOULD NOT DELIVER THEIR COMMON SHARE CERTIFICATES OR THE LETTER OF TRANSMITTAL TO THE COMPANY OR TSX TRUST COMPANY.

Only Registered Shareholders are required to complete, sign and submit the appropriate Letter of Transmittal as described above. Non-Registered Shareholders are not required to submit a Letter of Transmittal. The intermediary or clearing agency, through whom the Non Registered Shareholder holds the pre-Reverse Split Common Shares will take the appropriate steps to ensure the holder's accounts are adjusted to reflect the exchange ratio, as applicable. If you hold your Common Shares with an intermediary and you have questions in this regard, you are encouraged to contact your intermediary.

No Dissent Rights

Under the CBCA, shareholders do not have any dissent and appraisal rights with respect to the proposed Reverse Split. If the Company implements the Reverse Split, the Company will not independently make such rights available to shareholders.

Shareholder Approval Authorizing the Reverse Split

The Board recommends that Shareholders vote FOR the Reverse Split Resolution. To be effective, the Reverse Split Resolution must be approved by no less than two thirds of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. Accordingly, unless a Shareholder specifies in the accompanying proxy that its Common Shares are to be voted against the Reverse Split Resolution, the persons named in the accompanying proxy intend to vote FOR the Reverse Split Resolution.

The text of the Reverse Split Resolution to be submitted to Shareholders at the Meeting is set forth below:

“NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION OF SHAREHOLDERS THAT:

1.	the Articles of the Company be amended to provide that:

a.	the authorized share capital of the Company is altered by completing a reverse split of the issued and outstanding common shares of the Company (the “Reverse Split”) on the basis of one (1) post-Reverse Split Common Share for three-and-a-half (3.5) pre-Reverse Split Common Shares, in the sole discretion of the Board, if at all; and

b.	any fractional common share arising post-Reverse Split of the common shares of the Company will be rounded to the nearest whole common share;

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions; and

3.	notwithstanding that this resolution has been duly passed by the shareholders, the Board is hereby authorized and empowered, if it decides not to proceed with this resolution, to revoke this resolution, in its sole discretion, in whole or in part at any time prior to it being given effect without further notice to, or approval of, the shareholders.”

PART 3: ABOUT ELECTRA

Corporate Governance Practices

For information with respect to the corporate governance practices of the Company, disclosed in accordance with National Policy 58-201 – Corporate Governance Guidelines and National Instrument 58-101 – Disclosure of Corporate Governance Practices, please refer to the sections entitled “Corporate Governance Practices” and “Role of the Board” in the Company’s Management Information Circular dated April 30, 2025 for the annual general and special meeting of Shareholders held on June 24, 2025 (the “2025 AGM Circular”), which is incorporated by reference in this Circular. The 2025 AGM Circular is available on SEDAR+ at www.sedarplus.ca and a copy of same will be provided free of charge, upon request, to any shareholder of the Company.

Composition and Committees of the Board

There is currently one (17%) woman on the Board and one (17%) visible minority on the Board. Two of the seven (29%) nominees to the Board are woman and one (14%) is a visible minority. There is currently one (17%) woman on the management team and one (17%) visible minority on the Management team.

There are currently three standing committees of the Board: the Audit Committee, the Compensation, Governance, and Nominating Committee (the “CGN Committee”) and the Technical and Sustainability Committee (the “Technical Committee”).

Reference is made to the section entitled “Audit Committee” in the AIF that contains the information required by section 5.1 of Form 52-110F1 under Regulation 52-110. The Company’s AIF is available on SEDAR+ at www.sedarplus.ca and a copy of same will be provided free of charge, upon request, to any shareholder of the Company.

PART 4: EXECUTIVE COMPENSATION

Report of the Compensation, Governance, and Nominating Committee

The Company is pleased to provide important background information and context to the executive compensation discussion and analysis that follows and the decisions made about executive compensation for the financial year ended December 31, 2024. The Company’s executive compensation philosophy is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers strong results for Shareholders.

Our Approach to Compensation

The current compensation plan adopts a balanced approach between shorter-term results and longer-term strategic objectives and is designed with the following considerations in mind:

•	Linking compensation to the Company’s performance;

•	Emphasizing variable compensation that is contingent upon achievement of key business objectives;

•	Compensating executives at a level and in a manner that ensures Electra is capable of attracting, motivating and retaining superior talent; and

•	Aligning the interests of executive officers with the short- and long-term interests of Shareholders.

To strengthen the alignment between pay and performance, a percentage of the senior executive officers’ compensation is variable in nature, in the form of cash bonuses and Options, RSUs, PSUs and/or DSUs under the Company’s 2022 amended and restated LTIP (the “2022 Amended and Restated LTIP”). The 2022 Amended and Restated LTIP provides the Company flexibility in the design of executive compensation programs, including vesting criterion contingent on future performance.

Compensation Discussion and Analysis

The compensation discussion and analysis describe Electra’s compensation policies and practices for its Chief Executive Officer, Chief Financial Officer and its three (3) other most highly compensated executive officers. These individuals are referred to in this compensation discussion and analysis as the “Named Executive Officers” (“NEOs”).

The CGN Committee considers the implications of the risks associated with the Company’s compensation policies and practices and reports such implications to the Board. The Board strives to ensure that the members of the CGN Committee have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The CGN Committee believes that the executive compensation structure addresses potential risks by tying a portion of overall compensation to the achievement of certain milestones, including: (i) criteria relating to annual performance, in the case of bonus payments and (ii) vesting periods for Options or other Awards. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

An “Award” means an Option, performance share unit (“PSU”), restricted share unit (“RSU”) and deferred share unit (“DSU”) granted under the 2022 Amended and Restated LTIP.

The Company’s NEOs and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For greater certainty, but without limiting the generality of the foregoing, such financial instruments include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Named Executive Officers

During the financial year ended December 31, 2024, Electra’s NEOs were Trent Mell, David Allen, the former Chief Financial Officer of the Company, Mark Trevisiol, Vice-President, Project Development of the Company, Michael Insulan, Vice-President, Commercial of the Company, and Heather Smiles, Vice-President Investor Relations and Corporate Development. Marty Rendall, the current Chief Financial Officer of the Company, was appointed on January 1, 2025 following David Allen’s retirement.

Objectives of the Executive Compensation Program

The Company’s executive compensation practices underpin several objectives:

•	Attract, motivate and retain highly qualified and experienced executives;

•	Recognize and reward contributions to the success of the Company as measured by the accomplishment of performance objectives;

•	Ensure that a significant proportion of compensation is directly linked to the success of the Company while not encouraging excessive or inappropriate risk-taking;

•	Promote adherence to the high standards and values reflected in the Company’s Code of Conduct and Sustainability Charter;

•	Ensure retention by setting total direct compensation targets at a level that is competitive with the markets in which the Company competes; and

•	Protect long-term Shareholder interests by ensuring NEOs and other senior executives’ interests are aligned with those of Shareholders.

Fundamentally, the Company’s compensation practices are intended to promote value-creation actions for the benefit of Shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

Executive Compensation Strategy

NEOs cannot control certain significant factors that impact financial results, including commodity prices, foreign exchange rates and regulatory uncertainty. Our compensation program design thus considers factors over which the executive officers can exercise control, such as advancing the Company’s strategic plan, meeting budget targets established by the Board at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. NEOs will participate in the compensation process and coordinate with the Board in setting target bonuses and objectives. The Board can subsequently exercise discretion in their award of compensation absent attainment of the relevant performance criteria or reduce or increase the size of any award or payout.

For the December 31, 2024 fiscal year, the Company’s Board of Directors, through its CGN Committee, assessed milestones achieved in light of a challenging market environment for battery materials and those companies that focus on the sector. While several important objectives were met in part or in whole, the Company’s cobalt sulfate refinery remained on care and maintenance during the year while financing alternatives progressed.

Highlights in 2024 included:

Ontario Cobalt Sulfate Refinery

•	18,000 hours lost time injury free in 2024 and 90,000 hours without any lost time injuries over the past 5 years;
•	Received 95% of equipment to date, including the electrical house which has now been installed at site;
•	Performed a detailed review of all process piping material specifications; identifying $1 to $2 million of savings;
•	Lab testing of flow sheet; identifying potential operating savings of $1M per year, and
•	Executed cobalt hydroxide supply term sheet with ERG for a five-year period.

Black Mass Recycling

•	Completed final processing of black mass demonstration plant solutions; producing lithium, nickel and cobalt products;
•	Produced a technical grade lithium carbonate; and
•	Received $5 million grant from Natural Resources Canada to support further black mass project development;

Idaho Cobalt Exploration Properties

•	Received 10-year exploration permit covering 91 designated drill pad locations and hundreds of potential drill targets;
•	Field program discovered a previously unknown copper surface showing, the Malachite Hill Copper Showing, on an unexplored boundary area of the Redcastle Agreement claims portion of the Idaho properties; and
•	Amended the Redcastle Property Agreement to extend its two main exploration expenditure commitments by two years, to 2026 and 2028 respectively.

Corporate and Financing

•	Share price outperformed peer group over 2024;
•	Received US$20 million award from the US Department of Defense for construction of the cobalt sulfate refinery.
•	Received C$5 million award from Canadian government, FedNor, for construction of the cobalt sulfate refinery;
•	Completed US$5 million debt and equity financing with existing lenders; and
•	Rebuilt finance/accounting team including new CFO.

Peer Group Selection

A diverse approach was taken to develop a peer group, with consideration for development stage companies and battery materials companies to account for Electra’s rapid growth and the emerging industry. Due to the limited number of cobalt and lithium companies at similar stages, a broader market capitalization range was applied to select the peer group. Some precious metals companies were included as they are similar in size and compete for the same board and executive talent.

For the 2024 financial year, the general criteria applied in selecting the comparator group were as follows:

a.	Business Content/ Scope – Peer group companies should operate in similar industries and/or sub-industries with comparable geographic location(s) and business/cost models.

b.	Size of Operations – Compensation availability and levels are typically aligned with size of operations and financial performance.

c.	Financial Performance – Market capitalization is a key determinant for similar comparison. Other indicators include assets, number of employees and share price.

d.	Statistical Reliability and Validity – To ensure the compensation data is reliable and pay decision making has validity the ideal number of peer group companies should be between 10-15.

e.	Talent Competitors – The availability of executive talent or lack thereof presents attraction and retention challenges locally where a company operates and globally. Talent competitors need to be considered as they can impact compensation element movements; sometimes significantly.

Based on those criteria, the following group of companies in 2024 was determined to be an appropriate comparator group:

•	Canada Nickel Company
•	Cobalt Blue Holdings
•	CoTec Holdings
•	Euro Manganese
•	FPX Nickel Corp
•	Jervois Global
•	Li-Cycle
•	Nano One
•	Nouveau Monde Graphite
•	Rock Tech Lithium
•	Sherritt International

Based on a review of the peer group noted, the base salaries and total compensation paid to the NEOs of the Company were generally below the average range of the peer group however, when adjusting for market capital, compensation was generally in line with the peer group.

Elements of Compensation

Compensation is comprised of three main components: base salary, annual bonus and Options and other long-term incentives.

a)	Base Salary – Base salary represents approximately half of the CEO’s total compensation and a higher percentage of the Company’s compensation program for other NEOs. The Company’s view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the North American materials sector, specifically those focused on developing the battery materials supply chain.

b)	Annual Bonus – Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking the achievement of corporate and individual goals and objectives with variable cash compensation in the form of an annual bonus.

c)	Stock Options and other long-term incentives – The award of long-term incentives is intended to give each Option holder an interest in preserving and maximizing shareholder value in the longer term. In addition, the grant of Awards generally is intended to align the interests of executive officers with those of Shareholders and to enable the Company to attract and retain individuals with experience and ability. Award grants are considered when reviewing executive officer compensation packages as a whole. Options generally have a five-year term, are subject to vesting provisions of up to three years and carry an exercise price equal to the fair value of the Common Shares as at the granting date. DSUs vest one year from the grant date but may not be exercised until the director ceases to serve on the Board. PSUs generally vest in two (2) tranches over a 12-month period contingent on achieving strategic corporate objectives. There are 1,274,067 options, 157,085 DSUs, 0 PSUs and 0 RSUs outstanding as of the date of this Circular. The periodic award of Awards under the Company’s 2022 Amended and Restated LTIP is determined by the Board based on the recommendations of the CGN Committee, is discretionary and takes into account previous awards as well as typical market practices of the comparator group of companies.

Risks Associated with Compensation

Considering the Company’s size, the Board does not deem it necessary to consider at this time the implications of the risks associated with the Company’s compensation policies and practices. However, the Company believes its compensation policies alleviate risk by having a balance of short term (salary) and long-term compensation. The CGN Committee will also evaluate the risks and adjust the Company’s compensation policies as necessary. As previously mentioned, Options and other non-Option based awards are granted to retain NEOs and motivate the NEOs by rewarding sustained, long-term development and growth that will result in increases in stock value. There is no formal process for assessing when such awards are to be granted. Options and/or non-Option based awards are granted at a time determined necessary by the CGN Committee and the Board in their discretion.

Financial Instruments

The Company does not currently have a policy that restricts NEOs or directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, as of the date of this Circular, no NEO or director of the Company has participated in the purchase of such financial instruments pertaining to the Company.

Performance Chart

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Venture Composite Total Return Index for the financial periods 2019 through 2024, assuming a $100 initial investment with all dividends reinvested.

Notes:

(1)	On April 13, 2022, the Company consolidated its Common Shares on the basis of one new post-consolidation Common Share for every 18 pre-consolidation Common Shares.
(2)	On December 31, 2024, the Company effected the 2024 Reverse Split on the basis of four (4) pre-2024 Reverse Split Common Shares for every one (1) post-2024 Reverse Split Common Share on the effective date of the 2024 Reverse Split.

Since 2019, the Common Share price has shown a high correlation with the price of cobalt, which dropped from a multi-year high of more than US$45 per pound to a low of approximately US$10 per pound in 2024. As the Company’s strategy shifted from cobalt exploration towards a stronger focus on hydrometallurgical refining of primary and recycled critical minerals, including cobalt, estimated net asset value based on forward operating projections have became less dependent on the price of cobalt. When the Company commenced procurement and construction in the post-Covid period, it was exposed to supply chain disruptions and inflation levels not seen in forty years, which adversely impacted stock price performance in 2022 and 2023.

The Company is committed to increasing shareholder value and the CGN Committee and Board takes share price performance into consideration when making compensation determinations. The Company is focused on building long-term value for shareholders by maximizing the potential of its projects and progressing towards development. Compensation is paid to its executive officers for furthering these objectives.

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Company’s compensation to executive officers over the same time period. Alignment with shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of equity-based awards, which create value for recipients based on share price performance.

Summary Compensation

The following table sets out, for the three most recently completed financial years, the compensation paid to or earned by each of the NEOs.

Summary Compensation Table

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards (1)(2) ($)	Annual Incentive Plan (3) ($)	All Other Compensation ($)	Total Compensation ($)
Trent Mell CEO	2024	432,308	-	512,013	220,000	1,368	1,165,689
	2023	390,769	461,628	256,944	25,000	1,430	1,135,771
	2022	399,229	96,635	270,915	25,000	-	791,779
Marty Rendall (4) CFO	2024	-	-	-	-	-	-
	2023	-	-	-	-	-	-
	2022	-	-	-	-	-	-
David Allen (5) Former CFO	2024	411,379	-	51,201	-	-	462,580
	2023	-	-	-	-	-	-
	2022	-	-	-	-	-	-
Mark Trevisiol VP, Project Development	2024	273,545	-	184,324	60,000	-	517,869
	2023	241,000	183,516	77,083	-	1,375	502,974
	2022	258,333	20,907	80,241	25,000	-	384,481
Michael Insulan VP, Commercial	2024	266,250	-	256,006	60,000	-	582,256
	2023	240,000	145,001	-	-	-	385,001
	2022	224,167	20,907	42,116	25,000	-	312,190
Heather Smiles(6) VP, Investor Relations and Corporate Development	2024	179,039	-	54,414	-	-	244,458
	2023	-	-	-	-	-	-
	2022	-	-	-	-	-	-

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(2)	This column includes the grant date fair value of all Options granted by the Company to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment and were estimated using the Black-Scholes option pricing model. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across the industry as an option valuation model, and because it is the same model the Company uses to value options for financial reporting purposes.
(3)	Management bonuses were paid based on achieving certain corporate objectives for the applicable years.
(4)	Marty Rendall was appointed CFO on January 1, 2025.
(5)	Mr. Allen was appointed CFO on January 1, 2024 and retired as CFO on December 31, 2024.
(6)	Ms. Smiles became an NEO following the fiscal year ended December 31, 2023.

Senior Leadership Team

Trent Mell – Chief Executive Officer

On February 15, 2017, Trent Mell entered into an employment agreement with the Company (the “Mell Agreement”) and was appointed as President and Chief Executive Officer of the Company on March 2, 2017. Mr. Mell was paid an annual base salary of $400,000 in 2022. In January 2023, the Company signed a revised contract with Mr. Mell, outlining a bonus potential of up to 100% of base salary, contingent upon achieving corporate objectives agreed upon with the Board. In 2024, the Board approved an annual salary of $450,000 effective May 1, 2024, and a bonus payment of $220,000.

Marty Rendall – Chief Financial Officer

On December 17, 2024, Marty Rendall entered into an employment agreement with the Company (the “Rendall Agreement”) and was appointed as Chief Financial Officer of the Company effective on January 1, 2025. Mr. Rendall will be paid an annual base salary of $320,000 in 2025 with a performance bonus at a target of 50% of his base salary contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

David Allen – Former Chief Financial Officer

On December 21, 2023, the Company entered into an engagement letter with Hive Advisory Inc. (“Hive”) for Hive to provide financial outsourcing services to the Company (the “Allen Agreement”). Pursuant to the Allen Agreement, David Allen was appointed as Chief Financial Officer of the Company and performed all related services as a consultant through December 31, 2024 when he retired from the Company’s CFO position and was replaced by Marty Rendall. Pursuant to the Allen Agreement, Hive issues monthly invoices to Electra based on the number of hours worked during the period.

Mark Trevisiol – Vice President, Project Development

On July 23, 2020, Mark Trevisiol entered into an agreement with the Company (the “Trevisiol Agreement”), and was appointed as Vice President, Projects. Mr. Trevisiol is paid an annual base salary of $275,000 with a performance bonus at a target of 50% of his base salary contingent upon achieving corporate objectives to be agreed upon with the Board and CEO. The Trevisiol Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below. In 2024, the Board approved an annual salary of $275,000 effective May 1, 2024, and a bonus payment of $60,000.

Michael Insulan – Vice President, Commercial

On December 23, 2020, Michael Insulan entered into an agreement with the Company (the “Insulan Agreement”), and was appointed as Vice President, Commercial. Mr. Insulan is paid an annual base salary of $275,000 with a performance bonus at a target of 40% of his base salary contingent upon achieving corporate objectives to be agreed upon with the Board and CEO. The Insulan Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below. In 2024, the Board approved an annual salary of $275,000 effective May 1, 2024 and, a bonus payment of $60,000.

Heather Smiles – Vice President, Investor Relations and Corporate Development

On January 15, 2024, Heather Smiles entered into an agreement with the Company (the “Smiles Agreement”), and was appointed as Vice President, Investor Relations and Corporate Development. Ms. Smiles is paid an annual base salary of $190,000, with a performance bonus at a target of 35% of her base salary contingent upon achieving corporate objectives to be agreed upon with the Board and CEO.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of December 31, 2024:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Exercise Price ($)(1)	Expiry Date	Value of Unexercised in-the-money Options (2) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share-Based Awards – Unvested (3) ($)	Number of Share-Based Awards – Vested (#)	Market Value of Share-Based Awards – Vested (3) ($)
Trent Mell	10,185	10.08	Jul. 10, 2025	-	-	-	-	-
	20,462	21.60	Jan. 19, 2027	-	-	-	-	-
	10,000	18.52	Nov. 11, 2027	-	-	-	-	-
	43,403	9.60	Mar. 10, 2027	-	-	-	-	-
	280,269	3.24	Feb. 12, 2028	-	-	-	-
Marty Rendall	-	-	-	-	-	-	-	-
David Allen	28,027	3.24	Feb. 12, 2028	-	-	-	-	-
Mark Trevisiol	6,945	10.44	Aug. 27, 2025	-	-	-	-	-
	4,427	21.60	Jan. 19, 2027	-	-	-	-	-
	5,000	18.52	Nov. 11, 2027	-	-	-	-	-
	13,021	9.60	Mar. 10, 2027	-	-	-	-	-
	100,897	3.24	Feb. 12, 2028		-	-	-	-
Michael Insulan	6,944	10.08	Apr. 16, 2026	-	-	-	-	-
	4,427	21.60	Jan. 19, 2027	-	-	-	-	-
	140,135	3.24	Feb. 12, 2028	-	-	-	-	-
Heather Smiles	25,000	2.00	Jan. 15, 2028	-	-	-	-	-
	14,014	3.24	Feb. 12, 2028	-	-	-	-	-

Notes:

(1)	All grants and exercise prices adjusted on a post-2024 Reverse Split basis.
(2)	The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $2.60 for the Common Shares on the TSXV on December 31, 2024 (adjusted for a post-2024 Reverse Split basis) and the exercise price of the Options, multiplied by the number of unexercised Options.
(3)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $2.60 for the Common Shares on the TSXV on December 31, 2024 (adjusted for a post-2024 Reverse Split basis).

Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the financial year ended December 31, 2024:

Name	Option Based Awards – Value Vested During the Year (1) ($)	Share Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Trent Mell	-	245,872	-
Marty Rendall	-	-	-
Dave Allen	-	-	-
Mark Trevisiol	-	133,727	-
Michael Insulan	-	45,005	-
Heather Smiles	-	-	-

Notes:

(1)	The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options. All Options granted to the NEOs had an exercise price equal to the closing price of the Company’s Common Shares as of the date of grant.
(2)	The “Share Based Awards” encompass the PSUs, RSUs and DSUs that vested during 2024. The value reflects the value of the Common Shares issuable to each individual on the vesting date.
(3)	The “Non-Equity Incentive Plan Compensation – Value Earned During the Year” represents short term incentive bonus amounts earned in 2024 and paid in 2025.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

In accordance with the terms of the Mell Agreement, the Company may terminate the executive at any time without further obligation by providing notice based on the length of employment. Mr. Mell would be entitled to receive a payment equivalent to 24 months’ salary and bonus in the event the agreement is terminated without cause. The Company has also entered into a change of control agreement with Mr. Mell, pursuant to which Mr. Mell would be entitled to payments equivalent to the above in the event he is terminated within 12 months of a change of control event. A change of control event is defined as another party acquiring a controlling position in the Common Shares of the Company. Upon any of the termination or change of control payments noted above, there are no associated conditions for the terminated officers such as non-compete clauses. Mr. Mell must continue to adhere to his confidentiality requirements under the Company’s existing policies.

Mr. Rendall started as CFO of the Company on January 1, 2025 and as such, would not have been entitled to any payment had a termination or change of control occurred on December 31, 2024.

Mr. Allen retired as CFO from the Company on December 31, 2024. No termination payments were made.

In January 2023, the Insulan Agreement was amended to include a change of control agreements pursuant to which Mr. Insulan would be entitled to payments equivalent 12 months’ salary and bonus in the event the agreement is terminated without cause.

The Trevisiol Agreement was also amended in January 2023 to include a change of control agreements pursuant to which Mr. Trevisiol would be entitled to payments equivalent 18 months’ salary and bonus in the event the agreement is terminated without cause.

The Smiles Agreement includes a change of control agreements pursuant to which Ms. Smiles would be entitled to payments equivalent 12 months’ salary and bonus in the event the agreement is terminated without cause.

The following table discloses the estimated amounts payable to those NEOs under a termination or change of control. Amounts disclosed in the table below assume that the NEOs termination of employment and/or change of control occurred on December 31, 2024. No change of control payments will be payable in connection with the Restructuring Transactions as management has waived any entitlements that would otherwise be applicable.

NEO	Payment due upon Termination ($)	Payment due upon Change of Control ($)
Trent Mell	1,800,000	1,800,000
Marty Rendall	Nil	Nil
David Allen	Nil	Nil
Mark Trevisiol	618,750	618,750
Michael Insulan	412,500	412,500
Heather Smiles	256,500	256,500

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding Options and exercise of current PSUs, RSUs and DSUs and the weighted-average exercise price of the outstanding Options in connection with the 2022 Amended and Restated LTIP as at December 31, 2024:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, PSUs, RSUs and DSUs	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by security holders
Options DSUs RSUs PSUs Total	1,170,363 157,085 24,821 0 1,352,269	$4.69	1,329,637 242,915 100,179 125,000 1,797,731
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,352,269		1,797,731

Notes:

(1)	The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the 2022 Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company (inclusive of the 250,000 Common Shares reserved for issuance under the ESP Plan (as defined herein)), shall not exceed 20% of the total issued and outstanding Common Shares.

2022 Amended and Restated LTIP and the Employee Share Purchase Plan

For a summary of each of the 2022 Amended and Restated LTIP and the Employee Share Purchase Plan of the Company, please refer to the corresponding sections on pages 29-37 in the 2025 AGM Circular, which is incorporated by reference in this Circular. The 2025 AGM Circular is available on SEDAR+ at www.sedarplus.ca and a copy of same will be provided free of charge, upon request, to any shareholder of the Company.

Other Compensation Matters

Proportion of Common Shares Held by Directors and Executive Officers

Collectively, as of the date hereof, the directors and executive officers of the Company, as a group, own directly or indirectly 266,899 Common Shares representing approximately 1.5% of the issued and outstanding Common Shares.

PART 5: DIRECTOR COMPENSATION

The following table discloses the particulars of the compensation provided to the non-executive directors of the Company for the financial year ended December 31, 2024:

Non-Executive Director Compensation
(Financial Year Ended December 31, 2024)

Name	Annual Fees – Cash ($)	Share-Based Awards ($)	Option-Based Awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
John Pollesel(2)	45,000	43,750	81,922	-	-	-	170,672
C.L. “Butch” Otter(3)	30,000	7,500	40,961	-	-	-	78,461
Susan Uthayakumar(4)	-	45,000	40,961	-	-	-	85,961
Alden Greenhouse(5)	-	-	-	-	-	-	-
David Stetson(6)	-	-	-	-	-	-	-
Gerard Hueber(7)	-	-	-	-	-	-	-
Jody Thomas(7)	-	-	-	-	-	-	-

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.
(2)	John Pollesel was granted 44,843 options at C$3.24 per share on February 12, 2024 and was granted 15,405 DSUs in 2024 (on a post-2024 Reverse Split basis).
(3)	C.L. “Butch” Otter was granted 22,422 options at C$3.24 per share on February 12, 2024 and was granted 2,641 DSUs in 2024 (on a post-2024 Reverse Split basis).
(4)	Susan Uthayakumar was granted 22,422 options at C$3.24 per share on February 12, 2024 and was granted 15,845 DSUs in 2024 (on a post-2024 Reverse Split basis).
(5)	Alden Greenhouse was appointed as a director on February 25, 2025.
(6)	David Stetson was appointed as a director on August 22, 2025.
(7)	Proposed Director.

Narrative Discussion

The Company recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the Company’s financial resources.

Executive Compensation-Related Fees

The Company did not retain any compensation consultants in 2024.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the non-executive directors of the Company as of December 31, 2024:

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Exercise Price(1) ($)	Expiry Date	Value of Unexercised in-the-money Options (2) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share-Based Awards – Unvested(3) ($)	Number of Share-Based Awards – Vested (#)	Market Value of Share-Based Awards – Vested (3) ($)
John Pollesel	5,556 44,843	21.60 3.24	Jan. 19, 2027 Feb. 12, 2028	- -	- -	- -	49,959	129,893
C.L. “Butch” Otter	2,778 22,422	21.60 3.24	Jan. 19, 2027 Feb. 12, 2028	- -	- -	- -	34,692	90,199
Susan Uthayakumar	2,778 22,422	21.60 3.24	Jan. 19, 2027 Feb. 12, 2028	- -	- -	- -	24,726	64,288
Alden Greenhouse(4)	-	-	-	-	-	-	-	-
David Stetson(5)	-	-	-	-	-	-	-	-
Gerard Hueber(6)	-	-	-	-	-	-	-	-
Jody Thomas(6)	-	-	-	-	-	-	-	-

Notes:

(1)	All grants and exercise prices adjusted on a post-2024 Reverse Split basis.
(2)	The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $2.60 for the Common Shares on the TSXV on December 31, 2024 (adjusted for a post-2024 Reverse Split basis) and the exercise price of the Options, multiplied by the number of unexercised Options.
(3)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $2.60 for the Common Shares on the TSXV on December 31, 2024 (adjusted for a post-2024 Reverse Split basis).
(4)	Alden Greenhouse was appointed as a director on February 25, 2025.
(5)	David Stetson was appointed as a director on August 22, 2025.
(6)	Proposed Director.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned by each non-executive director of the Company during the financial year ended December 31, 2024:

Name	Option Based Awards – Value Vested During the Year (1)	Share Based Awards – Value Vested During the Year (2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
John Pollesel	-	40,053	-
C.L. “Butch” Otter	-	6,867	-
Susan Uthayakumar	-	41,197	-
Alden Greenhouse(3)	-	-	-
David Stetson(4)	-	-	-
Gerard Hueber(5)	-	-	-
Jody Thomas(5)	-	-	-

Notes:

(1)	The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options.
(2)	The “Share Based Awards” encompass the DSUs that vested during 2024. The value reflects the value of the Common Shares issuable to each individual on the DSU vesting date, which is the grant date.
(3)	Alden Greenhouse was appointed as a director on February 25, 2025.
(4)	David Stetson was appointed as a director on August 22, 2025.
(5)	Proposed Director.

PART 6: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of September 17, 2025, no director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the: (i) Restructuring Transactions, in respect of persons nominated to the Board Nomination Agreement or expected, upon consummation of the Restructuring Transactions, to be nominees of the Noteholders pursuant to the nomination rights to be granted to the Noteholders in connection with the Restructuring Transactions; (ii) election of directors; and (iii) as may otherwise be set out herein.

Interest of Informed Persons in Material Transactions

To the knowledge of Management of the Company, no director or executive officer of the Company, no person who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed director of the Company, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

Other than as disclosed elsewhere in this Circular, the management functions of the Company and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Company or its subsidiaries.

Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting of Shareholders. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Shareholder Proposals

A Shareholder intending to submit a proposal at the Company’s next annual meeting of Shareholders must comply with the applicable provisions of the CBCA. The Company will include a Shareholder proposal in the management proxy circular prepared for such annual meeting of Shareholders provided such proposal and declarations as required by the CBCA are received by the Company at its registered office at least 90 days before the anniversary of the previous year’s annual reference date and provided such proposal is required by the CBCA to be included in the Company’s management proxy circular.

Shareholders should carefully review the provisions of the CBCA relating to a Shareholder proposal and consult with a legal advisor.

Additional Information

Additional information regarding the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca. The Company’s financial information is provided in its audited financial statements and MD&A for the year ended December 31, 2024, which are available for review under the Company’s profile on SEDAR+. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3; or (ii) e-mail to info@ElectraBMC.com.

Approval of Directors

The contents and the sending of this Circular to Shareholders entitled to receive notice of the Meeting, to each director and to the Auditors of the Company have been approved by the Board.

DATED at Toronto, Ontario, the 17th day of September, 2025.

By Order of the Board of Directors,

“Trent Mell”

Trent Mell

President and Chief Executive Officer